Exhibit 99.4

NICE Advances NG9-1-1 by Collaborating on Multimedia
Communications for Speech and Hearing Disabled at NENA’s ICE 5 Forum

NICE demonstrated essential NG9-1-1 capabilities by recording video calls and real-time text messages

RUTHERFORD, New Jersey, November 20, 2012, NICE Systems (NASDAQ: NICE) today announced it participated in the National Emergency Number Association’s (NENA’s) ICE 5 Industry Collaboration Event, a forum that promotes progress towards Next Generation 9-1-1 (NG9-1-1). During ICE 5, NICE was able to demonstrate its ability to record video calls, real-time text messages, and voice calls in various test scenarios using the standard interfaces defined by NENA. These are essential future NG 9-1-1 capabilities for PSAPs.

People with speech and hearing disabilities will gain better access to emergency services as a result of this Industry Collaboration Event hosted by NENA: The 9-1-1 Association. The event brought together twenty-two leading public safety and technology companies with deaf, hard-of-hearing, and speech disability technologies to test products designed to improve access to 9-1-1 for those communities, as well as enhance the ability of 9-1-1 centers to receive and share data-rich communications with the public and emergency responders.

This 5th Industry Collaboration Event, or “ICE 5,” resulted in heightened awareness of the requirements necessary for access to 9-1-1 by all persons in the Next Generation 9-1-1 (NG9-1-1) environment. NG9-1-1, which will soon replace today’s voice-centric 9-1-1 system, is designed to support text messaging and multimedia communications; these widely-used communications methods are especially critical for improving interactions between those with hearing- and speech-related disabilities and 9-1-1 call takers.

ICE 5 participants determined that end-to-end testing of the “call chain” is essential to ensuring that new and emerging technologies can provide the necessary reliability, stability, compatibility, and call quality over all media types, leading to significantly improved access to emergency services for all people, including individuals with disabilities.

“The real promise of NG9-1-1 is the system’s capability to provide truly equal access to 9-1-1 for all people, irrespective of one’s primary means of communication,” said NENA President Barbara Jaeger, ENP. “It is therefore essential that all new technologies seamlessly and intuitively interface with each other, requiring a thorough and rigorous testing process. Through the ICE initiative, NENA is proud to provide a space for all relevant players to come together in an open, collaborative atmosphere to test the products and services that will ultimately enable Next Generation 9-1-1 and improve emergency responses for all citizens in need.”

Hosted by the Real-Time Communications Lab at the Illinois Institute of Technology School of Applied Technology from October 15-19, ICE 5 was the most complicated event in the series to-date, as it tested not only 9-1-1 system elements, but also the consumer-side technologies that will connect with future public safety systems. Test results provided valuable data that will lead to significant technological and standards development on:

•	Methods for receipt and display of text messages inside 9-1-1 centers;
•	Locating and routing text and multimedia 9-1-1 messages;
•	Multi-party conferencing to 9-1-1 utilizing video sign language interpreters and communication assistance services;
•	Video compression algorithms designed to ensure video clarity for callers using American Sign Language;
•	Text and voice transmission devices, including real-time text applications and teletypewriter (TTY) emulation;
•	Connections for legacy devices to NG9-1-1, including TTY and captioned telephone;
•	Network and system security; and
•	Recording and retrieval of voice and non-voice data.

Additional ICE 5 details are available at http://www.nena.org/ice/5. For information on past and future ICEs, visit www.nena.org/ice.

About NENA: The 9-1-1 Association
NENA serves the public safety community as the only professional organization solely focused on 9-1-1 policy, technology, operations, and education issues. With more than 7,000 members in 48 chapters across North America and around the globe, NENA promotes the implementation and awareness of 9-1-1 and international three-digit emergency communications systems. NENA works with public policy leaders, emergency services and telecommunications industry partners, like-minded public safety associations, and other stakeholder groups to develop and carry out critical programs and initiatives; to facilitate the creation of an IP-based Next Generation 9-1-1 system; and to establish industry leading standards, training, and certifications. Find out more at www.nena.org.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.